Exhibit 99.15

CONSENT OF BRIAN MORRIS

I hereby consent to the use of and references to my name, and the inclusion and incorporation by reference in the Annual Report on Form 40-F of Klondex Mines Ltd. (the “Company”) being filed with the United States Securities and Exchange Commission of the information approved by me that is of a scientific or technical nature relating to the Fire Creek Mine subsequent to June 30, 2015 and relating to the Midas Mine subsequent to August 31, 2014 and all other references to such information included or incorporated by reference in the Annual Report on Form 40-F.

Dated: March 28, 2016

/s/ Brian Morris
Brian Morris